SEC FILE NUMBER: 000-54471

CUSIP NUMBER: 02971T 107

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

PART I REGISTRANT INFORMATION
AMERICAN STANDARD ENERGY CORP.
Full Name of Registrant
N/A
Former Name if Applicable
4800 North Scottsdale Road, Suite 1400
Address of Principal Executive Office (Street and Number)
Scottsdale, Arizona 85251
City, State and Zip Code

PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We could not complete our annual report on Form 10-K for the fiscal year ended December 31, 2011, including the financial statements for such period, on a timely basis, due to unanticipated delays arising in connection with the preparation thereof and in connection with the inclusion of certain information related to our recent acquisition. We anticipate that we will file the annual report on Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Scott Feldhacker	(480)	371-1929
	(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes ☒ No ☐
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state why a reasonable estimate of the results cannot be made.

We have not yet finalized our financial statements for the fiscal year ended December 31, 2011. Therefore, we are unable to quantify the anticipated changes in our results of operations at this time. However, based on information currently available to us, we anticipate that the earnings statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2011 will reflect increases in sales, cost of goods sold, and operating expenses, and an increase in net loss, for the fiscal year ended December 31, 2011, as compared to the fiscal year ended December 31, 2010.

AMERICAN STANDARD ENERGY CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 15, 2012	By:	/s/ Scott Mahoney
Name: Scott Mahoney
Title: Chief Financial Officer